

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 4, 2010

Mr. V.L. Richey, Jr.
Chairman, President and
Chief Executive Officer
ESCO Technologies, Inc.
9900A Clayton Road
St. Louis, Missouri 63124-1186

> **RE:** **ESCO Technologies Inc.**
> **Form 10-K for the year ended September 30, 2010**
> **Filed November 30, 2009**
> **File No. 1-10596**

Dear Mr. Richey:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and explain to us how you intend to comply including your proposed disclosures, as applicable. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K
Exhibit 13
Quantitative and Qualitative Disclosures about Market Risk, page 65

1.   In light of the magnitude of your historic foreign currency translation adjustments, it is unclear to us whether you have material foreign currency market risk. Please advise and if appropriate include the disclosures required by Item 305 of Regulation S-K in future filings.

2.   Similarly, we note that only about half of your long term debt, which carries interest at
        LIBOR, is hedged by interest rate swaps that are designated as cash flow hedges. Include
        in future filings quantified disclosure of interest rate risk as required by Item 305 of
        Regulation S-K. Otherwise please explain to us how you determined that your interest
        rate risk exposure was immaterial.

Proxy Statement Incorporated by Reference into Part III of Form 10-K
Compensation Discussion and Analysis, page 9 of the Proxy Statement

3.   We note that you only classify one person, Alyson S. Barclay, as an executive officer of
        the registrant, other than your principal executive officer and principal financial officer.
        Please note that the definition of executive officer in Rule 3b-7 is fairly expansive and is
        intended to be read broadly. In this regard, we note that the definition includes "any vice
        president of the registrant in charge of a principal business unit, division or function
        (such as sales, administration, or finance)[.]" Please provide us with your legal analysis
        as to why no other executive is categorized as an executive officer.

Cash Bonus, page 10

4.   You disclose that one criterion under the Performance Compensation Plan was a Cash
        Flow Target. Please advise whether this measure is a GAAP financial measure. If not,
        disclose in future filings how any non-GAAP financial measure is calculated from the
        company's audited financial statements. Refer to Instruction 5 to Regulation S-K Item
        402(b).

5.   When disclosing performance targets under your cash incentive plans, please also
        disclose any threshold, target and maximum levels for each performance goal. In
        addition, disclose how the payout amounts are determined across the payout range. In
        this regard, you disclose that the possible payouts range from a multiplier of .20 to 2.0
        times the target cash bonus, but you do not disclose the performance levels that would
        result in these payout amounts. Furthermore, it is not clear why achieving 90% of the
        EPS target amount resulted in a bonus paid at a .52 multiplier or why achieving 110% of
        the cash flow target resulted in a bonus paid at a 2.0 multiplier. Please expand your
        discussion in future filings.

6.   In future filings, please provide further discussion and analysis regarding how the
        Committee arrived at the actual amounts paid under your cash incentive plans. For
        example, we note from disclosure in the Summary Compensation Table on page 15 that
        Mr. Richey was paid a $369,000 bonus pursuant to the Performance Compensation Plan;
        however, you do not provide a clear explanation in your compensation discussion and
        analysis of how the Compensation Committee arrived at this amount. Further, we note
        that 30% of the PCP was based on the achievement of individual performance criteria,
        but you do not provide a robust discussion of these individual performance objectives or
        how each executive officer achieved them. We also note that the Committee authorized a

one-time discretionary increase adjustment to the PCP payments to the executive officers other than the CEO, but you do not disclose the amount of this discretionary increase or why your CEO did not also participate in the award.

<u>Compensation Consultant and Market Checking, page 9</u>

7.   It appears that the Committee uses the data from compensation surveys for benchmarking purposes. If so, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Summary Compensation Table, page 15 of the Proxy Statement</u>

8.   In your response letter, please explain why you report the entire amount awarded to the named executive officers under the Performance Compensation Plan in the Bonus column of the Summary Compensation Table. In this regard, it appears that the majority of this award should have been classified as an incentive plan award and reported in the Non-Equity Incentive Plan Compensation column, whereas the additional one-time discretionary increase amount should have been reported in the Bonus column. Further, we note that you do not report the PCP awards in your Grants of Plan-Based Awards table on page 16. If you will revise your disclosure in future filings to comply with this comment, please confirm this in your response. For further information, refer to Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of Regulation S-K's Compliance and Disclosure Interpretations, located on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 552-3352 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director